UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2006
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Kanbay International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

48369P 20 7

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48369P 20 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Donald R. Caldwell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 84,112

	6.	Shared Voting Power 2,312,712

	7.	Sole Dispositive Power 84,112

	8.	Shared Dispositive Power 2,312,712

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,396,824

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Co-Investment 2000 Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,971,290

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,971,290

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,971,290

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.7%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer Kanbay International, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 6400 Shafer Court, Suite 100 Rosemont, IL 60018

Item 2.
	(a)	Name of Person Filing This Schedule 13G is being jointly filed by Donald R. Caldwell and The Co-Investment 2000 Fund, L.P. (the “Reporting Persons”).
	(b)	Address of Principal Business Office or, if none, Residence The address of each of the Reporting Persons is: 5 Radnor Corporate Center, Suite 555 100 Matsonford Road Radnor, PA 19087
	(c)	Citizenship Mr. Caldwell is a United States citizen. The Co-Investment 2000 Fund, L.P. is a Delaware limited partnership.
	(d)	Title of Class of Securities Common Stock, par value $0.001 per share
	(e)	CUSIP Number 48369P 20 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: *
	(b)	Percent of class: *
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote *
		(ii)	Shared power to vote or to direct the vote *
		(iii)	Sole power to dispose or to direct the disposition of *
		(iv)	Shared power to dispose or to direct the disposition of *

* See Attachment A.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006
Date

/s/ Donald R. Caldwell
Signature

Donald R. Caldwell
Name/Title

THE CO-INVESTMENT 2000 FUND, L.P.
By: Co-Invest Management, L.P., Its General Partner
By: Co-Invest Capital Partners, Inc., Its General Partner
By:	/s/ Donald R. Caldwell
Name:	Donald R. Caldwell
Title:	President and Chief Executive Officer

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Act, the undersigned hereby agree to the joint filing with the other persons signatory below of a statement on Schedule 13G or any amendments thereto, with respect to the Common Stock, and that this Agreement be included as an attachment to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 14th day of February, 2006.

February 14, 2006
Date

/s/ Donald R. Caldwell
Signature

Donald R. Caldwell
Name/Title

THE CO-INVESTMENT 2000 FUND L.P.
By: Co-Invest Management, L.P., Its General Partner
By: Co-Invest Capital Partners, Inc., Its General Partner
By:	/s/ Donald R. Caldwell
Name:	Donald R. Caldwell
Title:	President and Chief Executive Officer

ATTACHMENT A

As of December 31, 2005, Donald R. Caldwell is the beneficial owner of 2,396,824 shares of common stock, par value $0.001 per share (“Common Stock”), of Kanbay International, Inc., constituting 6.9% of the issued and outstanding shares of Common Stock.  Mr. Caldwell’s beneficial ownership of 2,396,824 shares of Common Stock includes (1) 1,971,290 shares of Common Stock held by The Co-Investment 2000 Fund, L.P. (“Co-Investment Fund”), (2)  341,422 shares of Common Stock held by Cross Atlantic Technology Fund II, L.P. (“Cross Atlantic Technology Fund”), (3)  6,500 shares of Common Stock held by Cross Atlantic Capital Partners, Inc. (“Cross Atlantic Capital Partners”) and (4) options to purchase 77,612 shares of Common Stock held by Mr. Caldwell, some of which are for the benefit of Co-Investment Fund and Cross Atlantic Technology Fund and the remainder of which are for his benefit.

Mr. Caldwell is a director and President and Chief Executive Officer of Co-Invest Capital Partners, Inc., which is the general partner of Co-Invest Management, L.P.  Co-Invest Management L.P. is the general partner of Co-Investment Fund, which is the record owner of 1,971,290 shares of Common Stock.  The voting and dispositive power as to the shares held by Co-Investment Fund is shared among the members of an investment committee that consists of employees of Cross Atlantic Capital Partners.  Mr. Caldwell is a member of the investment committee and, therefore, shares voting and investment power with other members of the investment committee.  Mr. Caldwell disclaims beneficial ownership of the shares of Common Stock held by Co-Investment Fund, except to the extent of his pecuniary interest therein.

Mr. Caldwell is a director and President and Chief Executive Officer of Cross Atlantic Capital Partners II, Inc., which is the general partner of XATF Management II, L.P.  XATF Management II, L.P. is the general partner of Cross Atlantic Technology Fund, which is the record owner of 341,422 shares of Common Stock.  The voting and dispositive power as to the shares held by Co-Investment is shared among the members of an investment committee that consists of employees of Cross Atlantic Capital Partners. Mr. Caldwell is a member of the investment committee and, therefore, shares voting and investment power with other members of the investment committee.  Mr. Caldwell disclaims beneficial ownership of the shares of Common Stock held by Cross Atlantic Technology Fund, except to the extent of his pecuniary interest therein.

Mr. Caldwell is the Chairman and sole shareholder of Cross Atlantic Capital Partners, which is the record owner of 6,500 shares of Common Stock.  Mr. Caldwell has sole voting and dispositive power with respect to the shares held by Cross Atlantic Capital Partners. Mr. Caldwell disclaims beneficial ownership of the shares of Common Stock held by Cross Atlantic Capital Partners, except to the extent of his pecuniary interest therein.

Mr. Caldwell holds options to purchase 77,612 shares of Common Stock, some of which are for the benefit of Co-Investment Fund and Cross Atlantic Technology Fund and the remainder of which are for his benefit.  Mr. Caldwell has sole voting and dispositive power with respect to such shares. Mr. Caldwell disclaims beneficial ownership of these option shares, except to the extent of his pecuniary interest therein.